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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934





                             FIDELITY HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   3167J-30-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  MAY 16, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-l(b)

[ x ]   Rule 13d-l(c)

[   ]   Rule 13d-1(d)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



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CUSIP No. 31617J-30-6
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     MERRILL LYNCH PRIVATE FINANCE INC.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) |_|....................................................................

     (b) |X|....................................................................

--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     DELAWARE
--------------------------------------------------------------------------------

Number of              5.   Sole Voting Power                          1,475,450
Shares                 ---------------------------------------------------------
Beneficially
Owned by Each          6. Shared Voting Power Reporting
Person With:           ---------------------------------------------------------

                       7. Sole Dispositive Power                       1,475,450
                       ---------------------------------------------------------

                       8. Shared Dispositive Power
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person      1,475,450
--------------------------------------------------------------------------------

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares  |_|
--------------------------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row (9)                 5.8
--------------------------------------------------------------------------------

12.  Type of Reporting Person (See Instructions)                       CO
--------------------------------------------------------------------------------


                        SEE INSTRUCTIONS FOR SCHEDULE 13G



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ITEM 1.   ISSUER.

          (a)  Name of Issuer: FIDELITY HOLDINGS, INC.

          (b)  Address of Issuer's Principal Executive Offices:

               80-02 KEW GARDENS ROAD,
               SUITE 5000
               KEW GARDENS, NEW YORK 11415

ITEM 2.   REPORTING PERSON.

          (a)  Name of Person Filing:   MERRILL LYNCH PRIVATE FINANCE INC.

          (b)  Address of Principal Business Office or, if none, Residence:

               65 EAST 55TH STREET, 29TH FLOOR
               NEW YORK, NEW YORK 10022

          (c)  Citizenship:                  DELAWARE

          (d)  Title of Class of Securities: COMMON STOCK

          (e)  CUSIP Number:                 31617J-30-6

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-L(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)       |_|   Broker or dealer registered under section 15 of the Act
                (15 U.S.C. 78o);

(b)       |_|   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)       |_|   Insurance company as defined in section 3(a)(19) of the Act
                (15 U S.C. 78c);

(d)       |_|   Investment company registered under section 8 of the
                Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)       |_|   An investment adviser in accordance with
                ss.240.l3d-1(b)(1)(ii)(E);

(f)       |_|   An employee benefit plan or endowment fund in accordance with
                ss.240.13d-l(b)(1)(ii)(F);

(g)       |_|   A parent holding company or control person in accordance with
                ss.240.13d-l(b)(1)(ii)(G);

(h)       |_|   A savings associations as defined in Section 3(b) of the
                Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)       |_|  A church plan that is excluded from the definition of an
               investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); or

(j)       |_|  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).




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ITEM 4.  OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned: 1,475,450

(b)  Percent of class: 5.8%

(c)  Number of shares as to which the person has:

     (i)   Sole power to vote or to direct the vote: 1,475,450

     (ii)  Shared power to vote or to direct the vote: Not Applicable.

     (iii) Sole power to dispose or to direct the disposition of: 1,475,450

     (iv)  Shared power to dispose or to direct the disposition of: Not
           Applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following x.

         These shares were received as a result of liquidation of collateral given for a loan and the shares were immediately sold. Thus, the reporting person has ceased to be the beneficial owner of more than five percent of the issuer's common stock.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                                 Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                                 Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                                 Not Applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

                                 Not Applicable.


ITEM 10.  CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief; the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief; I certify that the information set forth in this statement is true, complete and correct.


                                                     July 21, 2000
                                                     -------------
                                                           Date

                                                   /s/ Timothy Maroney
                                           -------------------------------------
                                                          Signature

                                           TIMOTHY MARONEY, CHIEF ADMIN. OFFICER
                                           -------------------------------------
                                                          Name/Title

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)